35 W. WACKER DRIVE, CHICAGO IL 60601-9703 TELEPHONE: 312-558-5600 FACSIMILE: 312-558-5700

200 PARK AVENUE NEW YORK, NY 10166-4193 212-294-6700	1700 K STREET, N.W. WASHINGTON, DC 20006-3817 202-282-5000	333 SOUTH GRAND AVENUE LOS ANGELES, CA 90071-1543 213-615-1700	101 CALIFORNIA STREET SAN FRANCISCO CA 94111-5894 415-591-1000	43 RUE DU RHONE 1204 GENEVA, SWITZERLAND 41-22-317-75-75	21 AVENUE VICTOR HUGO 75116 PARIS, FRANCE 33-1-53-64-82-82	BUCKLERSBURY HOUSE 3 QUEEN VICTORIA STREET LONDON, ENGLAND EC4N 8NH 44-020-7429-0000

March 27, 2006

BY FEDERAL EXPRESS

Mr. Max A. Webb

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

Washington, DC 20549

Re:                             Letter dated February 23, 2006, regarding Harley Davidson Customer Funding Corp. Registration Statement on Post-Effective Amendment No. 1, Filed January 27, 2006, File No. 333-124935

Dear Mr. Webb:

On behalf of Harley Davidson Customer Funding Corp. (the “Company”), enclosed for your review is Post-Effective Amendment No. 2 to the Company’s Registration Statement on Form S-3 (Registration No. 333-124935) (the “Registration Statement”).  An electronic version of Amendment No. 2 concurrently has been filed with the Securities and Exchange Commission (the “Commission”) through the Commission’s EDGAR system.  The enclosed copies of Amendment No. 2 have been marked to reflect changes made to the Registration Statement.

Set forth below are the responses of the Company to the comments of the Staff contained in its letter to the Company, dated February 23, 2006, relating to the Registration Statement.  For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in italicized type herein.  In addition, in accordance with the Staff’s request, copies of the form of sale and servicing agreement marked to show changes, including in respect of Regulation AB, have been enclosed.

Registration Statement on Form S-3

General

Comment No. 1:

Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with

Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class.  Please refer to General Instruction I.A.4 of Form S-3.  Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

Response:

We confirm that the Company and each issuing entity previously established, directly or indirectly, by the Company or any affiliate of the Company has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class.  The Company does not have any affiliates that act, or in the last 12 months, have acted, as a depositor in respect of the same asset class as the receivables covered by the Registration Statement.  The CIK codes for each issuing entity established by the Company that has offered a class of asset-backed securities involving the same asset class as this offering and which is currently outstanding are as follows: 0001280866, 0001291409, 0001301242, 0001316573, 0001328387, 0001336998, and 0001344190.

Comment No. 2:

Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus.  Refer to Item 1100(f) of Regulation AB.

Response:

We confirm that all material terms to be included in the finalized agreements will be disclosed in the final Rule 424(b) prospectus filed in connection with each takedown from the Registration Statement.

Comment No. 3:

Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

Response:

We confirm that unqualified legal and tax opinions will be filed at the time of each takedown from the Registration Statement.

Comment No. 4:

Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment.  Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available.  Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

Response:

We confirm that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown from the Registration Statement.

Comment No. 5:

When available, please provide us with a copy of your updated pooling and servicing agreement, marked to show changes from the prior pooling and servicing agreement, including any changes made to comply with Regulation AB.

Response:

We have filed the updated form of sale and servicing agreement as an exhibit to Amendment No. 2 and are providing marked copies herewith.

Prospectus Supplement 1

Summary, page S-1

Comment No. 6:

Please summarize the circumstances under which pool assets may be added, removed or substituted.  Refer to Item 1103(a)(6) of Regulation AB.

Response:

We have added the requested disclosure on page S-5 of the prospectus supplement.

Comment No. 7:

Please provide a brief summary of how losses not covered by the credit enhancements will be allocated to Class A and Class B notes.

Response:

We have added the requested disclosure on page S-13 of the prospectus supplement.

Credit Enhancement, page S-14

Comment No. 8:

For contemplated credit enhancements, please add bracketed language in the prospectus supplement to clarify that you will provide the financial information as outlined in Items 1114(b)(1) and (2) of Regulation AB if the aggregate significance percentage is 10% or more.

Response:

We have added the requested bracketed placeholder on page S-14 of the prospectus supplement.

Comment No. 9:

In addition, please include a bracketed placeholder if the significant percentage of a derivative is 10% or more.

Response:

We have added the requested bracketed placeholder on page S-14 of the prospectus supplement.

Delinquency, Loan Loss and Repossession Information, page S-32

Comment No. 10:

Please confirm that delinquent assets will comprise less than 20% of the asset pool.  Refer to Item 1101(c)(2)(iv) of Regulation AB.  Also please include a delinquency table for the assets in the pool being securitized or direct us to language showing that one would not be necessary.

Response:

We confirm that delinquent assets will comprise less than 20% of the asset pool.

The Company expects that, as of the applicable cut-off date, no delinquent assets would be included in the asset pool.  See page S-25 of the prospectus supplement.  Accordingly, the Company does not believe that a delinquency table for those assets in the securitized pool would be material to an investor.  In the event delinquent assets are included in the asset pool, a delinquency table will be provided.

The Pre-Funding Account, page S-44

Comment No. 11:

Please disclose any limitations on the ability to add pool assets and the underwriting criteria for motorcycle contracts that may be added to the pool during the pre-funding periods.  Refer to Item 1111(g) of Regulation AB.

Response:

We have added the requested disclosure on page S-43 of the prospectus supplement.

Base Prospectus

Book Entry Registrations, page 47

Comment No. 12:

We note your disclosure indicating that the depositor does not take any responsibility for the accuracy of the information in this section.  Please note that the disclaimer of liability for material information is inappropriate.  Please revise accordingly and ensure that you have made similar revisions throughout the filing where appropriate.

Response:

We have deleted the language from the base prospectus; please see page 46 of the base prospectus.  In addition, we have found no other similar provisions which would require a corresponding revision.

If you have any questions or comments regarding any of the responses in this letter or Amendment No. 2, please feel free to contact me at (312) 558-7568.

Best regards,
/s/ Michael T. Mullins
Michael T. Mullins

cc:	Susan Min
Securities and Exchange Commission
Donna F. Zarcone
Harley-Davidson Credit Corp.